UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒	SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15D-2 OF THE SECURITIES EXCHANGE ACT OF 1934
Contains only financial statements for the fiscal year ended December 31, 2024

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number 333-282985
New Pluto Global, Inc.*
(Exact name of registrant as specified in its charter)

Delaware	99-3917985
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Paramount Global
1515 Broadway
New York,	New York	10036
(212) 258-6000
(Address, including zip code, and telephone numbers, including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
None	N/A	N/A
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act of 1933).  Yes ☐     No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐   No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that registrant was required to submit such files). Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☐	Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☒    No ☐
The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant: No established public trading market for the registrant’s common stock.

As of May 13, 2025, there were 1,000 outstanding shares of the registrant’s common stock, $0.001 par value per share.
DOCUMENTS INCORPORATED BY REFERENCE
*The registrant is currently named New Pluto Global, Inc. The registrant plans to change its name to “Paramount Skydance Corporation” following the completion of the transactions described herein.

EXPLANATORY NOTE
New Pluto Global, Inc. (the “Company”), a Delaware Corporation, was formed on June 3, 2024 for purposes of consummating the transactions described herein and is a wholly-owned, direct subsidiary of Paramount Global. On February 13, 2025, the United States Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4, as amended (the “Registration Statement”), of the Company.

Rule 15d-2 under the Securities Exchange Act of 1934, as amended (“Rule 15d-2”), provides generally that if a company’s registration statement filed under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which such registration statement becomes effective (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of such registration statement, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Registration Statement did not contain the certified financial statements of the Company for the fiscal year ended December 31, 2024; therefore, as required by Rule 15d-2, the Company is hereby filing its certified financial statements for the fiscal year ended December 31, 2024 with the SEC under cover of the facing page of an annual report on Form 10-K.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholder of New Pluto Global, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of New Pluto Global, Inc. and its subsidiaries (the "Company") as of December 31, 2024, and the related consolidated statements of operations, of comprehensive income, of equity and of cash flows for the period from June 3, 2024 to December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from June 3, 2024 to December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
May 13, 2025

We have served as the Company’s auditor since 2025.

NEW PLUTO GLOBAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(In whole dollars)

Period From June 3, 2024 to December 31, 2024

Revenues	$—
Operating expenses	—
Other items	—
Earnings before income taxes	—
Provision for income taxes	—
Net earnings	$—

Earnings per common share - basic and diluted	$—
Weighted average number of common shares outstanding - basic and diluted	1,000

See notes to consolidated financial statements.

NEW PLUTO GLOBAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In whole dollars)

Period From June 3, 2024 to December 31, 2024

Net earnings	$—
Other comprehensive income before taxes	—
Provision for income taxes	—
Comprehensive income	$—
See notes to consolidated financial statements.

NEW PLUTO GLOBAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In whole dollars)

At
December 31, 2024
ASSETS
Current assets	$—
Other assets	—
Total Assets	$—
LIABILITIES AND EQUITY
Current liabilities	$—
Other liabilities	—

Commitments and contingencies

Equity:
Common Stock, par value $.001 per share; 1,000 shares authorized; 1,000 (2024) shares issued	1
Additional paid-in capital	—
Due from shareholder	(1)
Retained earnings	—
Accumulated other comprehensive loss	—
Total Equity	—
Total Liabilities and Equity	$—
See notes to consolidated financial statements.

NEW PLUTO GLOBAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(In whole dollars)

Period From June 3, 2024 to December 31, 2024

Operating Activities

Net earnings	$—
Adjustments to reconcile net earnings to net cash flow provided by operating activities:
Change in assets and liabilities	—
Net cash flow provided by operating activities	—
Investing Activities

Net cash flow provided by investing activities	—
Financing Activities

Net cash flow provided by financing activities	—
Net increase in cash and cash equivalents	—
Cash and cash equivalents at beginning of year	—
Cash and cash equivalents at end of year	$—
See notes to consolidated financial statements.

NEW PLUTO GLOBAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EQUITY
(In whole dollars)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Due from Shareholder	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
	(Shares)
June 3, 2024	1,000	$1	$—	$—	$(1)	$—	$—	$—
Net earnings	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—
December 31, 2024	1,000	$1	$—	$—	$(1)	$—	$—	$—
See notes to consolidated financial statements.

NEW PLUTO GLOBAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) BASIS OF PRESENTATION
Description of Business—New Pluto Global, Inc., a Delaware corporation, was formed on June 3, 2024 for purposes of consummating the Transactions described below and is a wholly-owned, direct subsidiary of Paramount Global (“Paramount”), a Delaware corporation. New Pluto Global, Inc. is referred to herein as “New Paramount” or the “Company”. The Company has three wholly-owned direct subsidiaries, Pluto Merger Sub, Inc. and Pluto Merger Sub II, Inc., both of which are Delaware corporations, and Sparrow Merger Sub, LLC, a California limited liability company. The Company has not commenced operations, has no assets or liabilities, and has not engaged in any significant activities other than those related to its formation from its incorporation on June 3, 2024 through December 31, 2024.

On February 13, 2025, the United States Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4, as amended, of the Company to register shares of its common stock, par value $0.001 per share, that will be issued in connection with a transaction agreement (the “Transaction Agreement”) that the Company and Paramount entered into on July 7, 2024 with Skydance Media, LLC, a California limited liability company (“Skydance”), and other parties, pursuant to which Paramount and Skydance will become subsidiaries of New Paramount (the transactions contemplated by the Transaction Agreement, the “Transactions”). Immediately following the completion of the Transactions, New Paramount will be renamed Paramount Skydance Corporation.

Concurrent with the execution of the Transaction Agreement, certain affiliates of existing investors of Skydance (the “NAI Equity Investors”), including entities controlled by members of the Ellison Family, and affiliates of RedBird Capital Partners, entered into an agreement with National Amusements, Inc. (“NAI”), the controlling stockholder of Paramount, to purchase all of the outstanding equity interests of NAI (the “NAI Transaction”). In addition, the NAI Equity Investors and certain other affiliates of investors of Skydance will make an investment of up to $6.0 billion into New Paramount in exchange for up to 400 million newly issued shares of Class B Common Stock of New Paramount (“New Paramount Class B Common Stock”), subject to ratable reduction, for a purchase price of $15.00 per share, and the NAI Equity Investors will also receive warrants to purchase 200 million shares of New Paramount Class B Common Stock at an initial exercise price of $30.50 per share (subject to customary anti-dilution adjustments), which expire five years after issuance. Up to $4.5 billion of the proceeds from this investment will be used to fund the cash-stock election discussed below and a minimum of $1.5 billion of cash (less a subscription discount of 1.875%) will remain at New Paramount. If the cash-stock elections are undersubscribed, up to an additional $1.5 billion (less a subscription discount of 1.875%) of the unused portion of the $4.5 billion will also remain at New Paramount.

The Transactions will also include: (1) a transaction pursuant to which existing Skydance investors will receive 317 million shares of New Paramount Class B Common Stock, and (2) a cash-stock election pursuant to which (a) shares of Paramount’s Class A Common Stock held by stockholders other than NAI will be converted, at the stockholders’ election, into the right to receive either $23.00 in cash or 1.5333 shares of New Paramount Class B Common Stock, and (b) shares of Paramount’s Class B Common Stock held by stockholders other than NAI, the NAI Equity Investors and certain other affiliates of investors of Skydance referred to above will be converted, at the stockholders’ election, into the right to receive either $15.00 in cash (subject to proration) or one share of New Paramount Class B Common Stock. The shares that are settled in cash will cease to exist after the completion of the Transactions.

At the closing of the Transactions, Paramount’s voting Class A Common Stock and non-voting Class B Common Stock (currently listed and traded on The Nasdaq Stock Market LLC under the symbols “PARAA” and “PARA,” respectively) will cease to be listed, and only the shares of New Paramount Class B Common Stock will be listed

NEW PLUTO GLOBAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

on The Nasdaq Stock Market LLC. New Paramount Class B Common Stock will not have any voting rights while shares of New Paramount Class A Common Stock (the “New Paramount Class A Common Stock” together with New Paramount Class B Common Stock, the “New Paramount Common Stock”) will be entitled to one vote per share with respect to all matters on which the holders of New Paramount Common Stock are entitled to vote. Following the Transactions, NAI and its applicable subsidiaries will hold 100% of the New Paramount Class A Common Stock.

The Transactions are subject to customary closing conditions, including regulatory approvals, and are expected to close in the first half of 2025. Consummation of the foregoing transactions is also subject to the contemporaneous consummation of each other transaction described above. In the event of a termination of the Transaction Agreement under certain specified circumstances, Paramount will be required to pay Skydance a termination fee in the amount of $400 million.

Following the closing of the Transactions, New Paramount intends to fully and unconditionally guarantee the senior and junior debt of Paramount. At December 31, 2024, Paramount’s senior notes and debentures had an aggregate face value of $13.33 billion with maturity dates between 2026 and 2050, and its junior debt was comprised of $650 million junior subordinated debentures due 2057 and $1.0 billion junior subordinated debentures due 2062.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the applicable periods presented. Actual results may vary from these estimates under different assumptions or conditions.
2) EQUITY
At December 31, 2024, the Company was authorized to issue 1,000 shares of common stock, par value $0.001 per share. At December 31, 2024, 1,000 shares of the Company’s common stock were issued and outstanding. All such issued and outstanding shares were held by Paramount.

“Due from shareholder” on the Consolidated Balance Sheet represents a receivable from Paramount of $1 in connection with the issuance of the Company’s common stock.

INDEX TO EXHIBITS
ITEM 15(b)

Exhibit No.		Description of Document
(31)		Rule 13a‑14(a)/15d‑14(a) Certifications
(a)
Certification of the principal executive officer of New Pluto Global, Inc. pursuant to Rule 13a‑14(a) or 15d‑14(a), as adopted pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002 (filed herewith).

(b)
Certification of the principal financial officer of New Pluto Global, Inc. pursuant to Rule 13a‑14(a) or 15d‑14(a), as adopted pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002 (filed herewith).

(32)		Section 1350 Certifications
(a)
Certification of the principal executive officer of New Pluto Global, Inc. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002 (furnished herewith).

(b)
Certification of the principal financial officer of New Pluto Global, Inc. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002 (furnished herewith).

(101)		Interactive Data File
101. INS XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101. SCH XBRL Taxonomy Extension Schema.
101. CAL XBRL Taxonomy Extension Calculation Linkbase.
101. DEF XBRL Taxonomy Extension Definition Linkbase.
101. LAB XBRL Taxonomy Extension Label Linkbase.
101. PRE XBRL Taxonomy Extension Presentation Linkbase.
(104)		Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

E-1

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, New Pluto Global, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NEW PLUTO GLOBAL, INC.

By:	/s/ Naveen Chopra
Naveen Chopra Executive Vice President and Chief Financial Officer
Date: May 13, 2025
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of New Pluto Global, Inc. and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Christopher D. McCarthy	President and Chief Executive Officer, Showtime/MTV Entertainment Studios and Paramount Media Networks (Principal Executive Officer)	May 13, 2025
Christopher D. McCarthy

/s/ Naveen Chopra	Director and Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 13, 2025
Naveen Chopra

/s/ Katherine Gill-Charest	Chief Accounting Officer (Principal Accounting Officer)	May 13, 2025
Katherine Gill-Charest

/s/ Caryn Groce	Director and Executive Vice President, Acting General Counsel and Secretary	May 13, 2025
Caryn Groce